FBS Global Limited

74 Tagore Lane, #02-00 Sindo Ind. Est.

Singapore 787498

August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Thomas Jones

Re:	FBS Global Limited (CIK No. 0001938534) Rule 477 Application for Withdrawal Registration Statement on Form F-1 (File No. 333-269469)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), FBS Holdings Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-269469) initially filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2023, together with all exhibits, amendments and post-effective amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this submission, please contact Joilene Wood at (415) 305-4651.

Very truly yours,

By:	/s/ Kelvin Ang
Name:	Kelvin Ang
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC